January 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Empowerment & Inclusion Capital I Corp.
Registration Statement on Form S-1
Filed December 22, 2020, as amended
File No. 333-251613

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Empowerment & Inclusion Capital I Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 7, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 530 copies of the Preliminary Prospectus dated January 4, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC as Representative of the Several Underwriters

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director